FINANCIAL SUMMARY

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

                                     FY2006
                     (April 1, 2005 through March 31, 2006)




        English translation from the original Japanese-language document
















                            TOYOTA MOTOR CORPORATION

Cautionary Statement with Respect to Forward-Looking Statements

         This report contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota's automotive operations, particularly laws, regulations and policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates; (vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.

         A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

             -----------------------------------------------------

         This report contains summarized and condensed financial statements prepared in accordance with accounting principles generally accepted in the United States of America. Certain prior year amounts have been reclassified to conform to the presentations for the year ended March 31, 2006.

                        OVERVIEW OF ASSOCIATED COMPANIES

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

         Toyota Motor Corporation ("TMC") and its associated companies (523 consolidated subsidiaries and 219 affiliates as of March 31, 2006) are engaged mainly in the automotive industry and also in the financial services and other businesses.
         The following three business segments are segmented on the basis as stated under the "Segment Information" according to the business category.

Automotive:
          This business involves the design, manufacturing and distribution of sedans, minivans, compact cars, sport-utility vehicles, trucks and related parts and accessories. Automobiles are manufactured mainly by TMC, Hino Motors, Ltd., and Daihatsu Motor Co., Ltd., but a portion of manufacturing is consigned to Toyota Auto Body Co., Ltd. and others. Automobiles are also manufactured by Toyota Motor Manufacturing, Kentucky, Inc. and other overseas companies. Automobile parts are manufactured by TMC, Denso Corporation and others. These products are sold through Tokyo Toyo-Pet Motor Sales Co., Ltd. and other dealers and to certain large customers, directly by TMC. Overseas, sales are made through Toyota Motor Sales, U.S.A., Inc. and other distributors and dealers. In addition, Volkswagen vehicles are sold through TMC and some dealers in Japan.
Financial Services:
          This business involves the provision of financing to support the sales of automobiles and other products manufactured by TMC and its associated companies and also covers the leasing of automobiles and equipment. Toyota Finance Corporation in Japan, Toyota Motor Credit Corporation and other overseas associated companies provide sales financing for TMC's products and the products of its associated companies.
All other:
          Other business includes the design, manufacturing and sale of housing, telecommunications and other businesses. Housing is manufactured mainly by TMC and sold through Toyota Housing Corporation and housing dealers in Japan.



                                        * Consolidated subsidiaries,  ** Companies accounted for under the equity method

     ------------------------------------------------------------------------------------------------
-----|                                   Toyota Motor Corporation                                   |   -------> Flow of products
|    ------------------------------------------------------------------------------------------------   -------> Flow of services
|                            | ^                 | ^                 |   ^                      | ^
|                            | |                 v |                 |   |                      | |
|                            | |    -------------------------------  |   |                      | |
|                            | |    |     *Hino Motors, Ltd.      |--|   |                      | |
|                            | |    |  *Daihatsu Motor Co., Ltd.  |  |   |                      | |
|                            | |    -------------------------------  |   |                      | |
|                            v |                   ^                 |   |                      v |
|  Manufacturing companies in Japan                |                 |   |      Manufacturing companies overseas
| -----------------------------------------------------------------  |   |      -----------------------------------------------
| | *Toyota Motor Kyushu, Inc.        *Toyota Motor Hokkaido, Inc.|  |   |      | *Toyota Motor Manufacturing, Kentucky, Inc. |
| | *Toyota Auto Body Co., Ltd.       *Kanto Auto Works, Ltd.     |  |   |      | *Toyota Motor Manufacturing, Indiana, Inc.  |
| | **Toyota Industries Corporation   **Aichi Steel Corporation   |  |   |      | *Toyota Motor Manufacturing Canada Inc.     |
| | **JTEKT Corporation               **Aisin Seiki Co., Ltd.     |  |   |      | *Toyota Motor Manufacturing (UK) Ltd.       |
| | **Denso Corporation               **Toyoda Gosei Co., Ltd.    |  |   |      | *Toyota Motor Thailand Co., Limited         |
| | **Toyota Boshoku Corporation      **Aisin AW Co., Ltd. etc.   |  |   |      | *Toyota Motor Corporation Australia Ltd.    |
| |                                                               |  |   |      | *PT Astra Daihatsu Motor                    |
| |                                                               |  |   |      | **New United Motor Manufacturing, Inc. etc. |
| ----------------------------------------------------------------   |   |      |---------------------------------------------|
|                                                                    |   |--------------------------------|  |
|                                                                    |                                    |  |
|                                         --------------------------------------------------------------- |  |
|                                         |                                                             | |  |
|  Dealers in Japan                       v                                      Distributors overseas  v |  v
|  --------------------------------------------------------------               -----------------------------------------------
|  | *Tokyo Toyota Motor Co., Ltd.                               |              | *Toyota Motor Sales, U.S.A., Inc.           |
|  | *Tokyo Toyo-Pet Motor Sales Co., Ltd.                       |              | *Toyota Deutschland G.m.b.H.                |
|  | *Osaka Toyopet Co., Ltd. *Toyota Tokyo Corolla Co., Ltd.    |              | *Toyota (GB) PLC                            |
|  | *Tokyo Hino Motors, Ltd.                                    |              | *Hino Motor Sales (Thailand) Ltd.           |
|  | *Hyogo Daihatsu Hanbai Co., Ltd. etc.                       |              | *Daihatsu Deutschland GmbH. etc.            |
|  --------------------------------------------------------------               |----------------------------------------------
|        |                                         ^                              ^                         |
|        |                 Financial companies     |                              |                         |
|        |                 ----------------------------------------------------------                       v
|        |                 |  * Toyota Finance Corporation                          |         ---------------------------------
|        |                 |  * Toyota Motor Credit Corporation etc.                | ------->|       Dealers overseas        |
|        |                 ----------------------------------------------------------         ---------------------------------
|        |                                         |                                                        |
|        v                                         v                                                        v
|     -------------------------------------------------------------------------------------------------------------------------|
----->|                                                 Customers                                                              |
      -------------------------------------------------------------------------------------------------------------------------

         Other major companies include Toyota Motor North America, Inc., which deals with public relations and research activities in North America, Toyota Motor Manufacturing, North America, Inc., which controls manufacturing companies in North America, Toyota Motor Europe NV/SA, which controls manufacturing and sales companies and deals with public relations and research activities in Europe, and Toyota Financial Services Corporation, which controls the management of financial companies.


                                 Consolidated 1

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


Note: JTEKT Corporation was formed on January 1, 2006 through the merger and change of trade name of Koyo Seiko Co., Ltd. and Toyoda Machine Works, Ltd.


[Overview of Changes in Major Associated Companies]

For FY2006, the change in our major associated companies is as follows:

(Change in major associated companies)
      Companies excluded from consolidated accounting:          Toyota Motor Europe NV/SA
                                                                Toyota Motor Engineering & Manufacturing Europe NV/SA

         Toyota Motor Europe NV/SA and Toyota Motor Engineering & Manufacturing Europe NV/SA, both of which were consolidated subsidiaries of TMC as of September 30, 2005, merged into Toyota Motor Marketing Europe NV/SA, which is also a consolidated subsidiary of TMC, as of October 1, 2005. Toyota Motor Marketing Europe NV/SA changed its trade name to Toyota Motor Europe NV/SA as of the effective date of the merger.

         Toyota Motor North America, Inc., which was a consolidated subsidiary of TMC as of March 31, 2006, merged into Toyota Technical Center USA, Inc., which is also a consolidated subsidiary of TMC, as of April 1, 2006. Toyota Technical Center USA, Inc. changed its trade name to Toyota Motor North America, Inc. as of the effective date of the merger.

         Toyota Motor Manufacturing North America, Inc. changed its trade name to Toyota Motor Engineering & Manufacturing North America, Inc. as of April 1, 2006.

                                 Consolidated 2

                                MANAGEMENT POLICY

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

1. Toyota's Basic Management Policy

         Toyota Motor Corporation ("TMC") holds up the "Guiding Principles at Toyota Motor Corporation" as its basic management policy and believes that efforts to achieve the goals set forth in the principles will lead to an increase in corporate value. The "Guiding Principles at Toyota Motor Corporation" are as follows:
         (1) Honor the language and spirit of the law of every nation and undertake open and fair corporate activities to be a good corporate citizen of the world.
         (2) Respect the culture and customs of every nation and contribute to economic and social development through corporate activities in the communities.
         (3) Dedicate ourselves to providing clean and safe products and to enhancing the quality of life everywhere through all our activities.
         (4) Create and develop advanced technologies and provide outstanding products and services that fulfill the needs of customers worldwide.
         (5) Foster a corporate culture that enhances individual creativity and teamwork value, while honoring mutual trust and respect between labor and management.
         (6) Pursue growth in harmony with the global community through innovative management.
         (7) Work with business partners in research and creation to achieve stable, long-term growth and mutual benefits, while keeping ourselves open to new partnerships.


2. Basic Policy on the Distribution of Profits

         TMC deems the benefit of its shareholders as one of its priority management policies and strives to continuously increase per-share earnings, through promoting its business aggressively while improving and strengthening its corporate foundations. With respect to the payment of dividends, TMC seeks to enhance the distribution of profits by striving to raise the consolidated dividend payout ratio, with the aim of increasing it to 30% over the medium- to long-term, while giving due consideration to factors such as the business results of each term and new investment plans. Furthermore, we acquire treasury stock to improve capital efficiency and respond appropriately to changes in the business environment.
         As we anticipate the continued growth in worldwide automotive markets, we will utilize our internal funds to invest in improvement of product performance and development of next-generation technologies to achieve future growth, to develop production and sales networks domestically and overseas for further expansion of our global business and to expand into new business areas, while securing solid management foundation.
         At TMC's 102nd ordinary general shareholders' meeting, which is scheduled to be held on June 23, 2006, a proposal will be submitted to the shareholders to revise the articles of incorporation to allow retained earnings to be distributed in the form of dividends by resolution of the board of directors to implement flexible capital policies in accordance with the business environment.
         As in the past, two dividends will be declared each year--an interim dividend and a year-end dividend--and in order to secure an opportunity to seek shareholders' input, year-end dividends will be a matter for resolution at the ordinary general shareholders' meeting.


3. Views and Policies on Reducing the Number of Shares per Unit of Investment

         TMC reduced the number of shares per investment unit from 1,000 shares to 100 shares on August 1, 2000 to increase the liquidity of TMC shares and expand the base of TMC investors. TMC will continuously consider setting an appropriate unit of investment, taking into consideration, among other things, for TMC's share price, turnover, the number of shareholders and the needs of investors.

                                 Consolidated 3

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

4. Policy for the Granting of Stock Options and Other Incentive Plans

         Currently, TMC maintains an incentive plan for granting stock options to our directors, managing officers and senior managers, etc. Together with this plan, TMC also maintains an incentive plan for the executives of its overseas associated companies.
         TMC believes that these incentive plans will heighten their willingness and motivation to improve business performance in the medium- and long-term, enhance international competitiveness and profitability, and contribute to increased corporate value.


5. Medium- and Long-term Management Strategy

         To continue its growth over the long-term, the Toyota Group will make combined efforts to address the following agenda.
         Immediate agenda in Japan include the continued introduction of the Lexus brand, and the reinforcement of sales network through further clarification of the channel identities of Toyota, Toyopet, Corolla, and Netz dealer channels. Overseas, in North America, Europe, Asia, and other regions, Toyota Group is working diligently towards the successful commencement of production at new plants, and through further development of the foundation of production, purchasing, and sales structures, promote corporate activities that are rooted in the local regions.
         Medium- to long-term strategies include, first of all, focus on development of cutting-edge technologies and their use in products to continue providing customers around the world with products that are environmentally-friendly, safe, comfortable, and attractive. Second, the entire Toyota Group is making concerted efforts to maintain and improve the world's highest levels of quality and strengthen our cost competitiveness, and build optimal business structures in order to achieve a balance between growth and efficiency. In addition, Toyota strives to be a company with energy and dignity that fulfills its social responsibilities by carrying out corporate social responsibility (CSR) activities through philanthropic activities undertaken from a global perspective and thorough corporate ethics including full compliance with applicable laws and regulations. The origin of corporate competitiveness is the development of human resources, and Toyota is training the highly-creative personnel that will pass on Toyota's manufacturing technologies, skills and values to the next generation.
         By addressing these agenda, Toyota is working to enhance its corporate value as a company that can compete successfully on a global scale and maintain growth in harmony with society rooted in "manufacturing" over 21st century.


6. Matters relating to parent companies
         Not applicable.

                                 Consolidated 4

                     BUSINESS RESULTS AND FINANCIAL POSITION
   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

1. Summary of Consolidated Financial Results for FY2006

(1) Financial Results
         During FY2006, the Japanese economy recovered moderately with higher capital expenditure resulting from improved corporate revenues as well as personal consumption steadily bottoming-out. Overseas, economic conditions were steady overall, with higher capital expenditure and personal consumption in the United States of America and with continuing high growth rates in Asian economy, particularly in China.
         Under these conditions, consolidated vehicle sales in Japan and overseas increased by 566 thousand units, or 7.6%, to 7,974 thousand units in FY2006 compared with FY2005 (April 1, 2004 through March 31, 2005), marking a record high. While vehicle sales in Japan decreased by 17 thousand units, or 0.7%, it continues to maintain a high level of 2,364 thousand units in FY2006, as a result of the sales efforts of dealers in Japan. Overseas vehicle sales increased significantly in all regions by 583 thousand units, or 11.6%, to 5,610 thousand units in FY2006 compared with FY2005.
         As for the results of operations for FY2006, net revenues increased by 2,485.4 billion yen, or 13.4%, to 21,036.9 billion yen in FY2006 compared with FY2005, and operating income increased by 206.2 billion yen, or 12.3%, to 1,878.3 billion yen in FY2006 compared with FY2005. Among the factors contributing to the increase in operating income totaling 670.0 billion yen, were the effects of changes in exchange rates of 300.0 billion yen, marketing efforts of 240.0 billion yen and cost reduction efforts of 130.0 billion yen. On the other hand, factors resulting in the decrease in operating income primarily included a decrease in the gains recognized on the transfer of the substitutional portion of the employee pension fund to the government of 47.2 billion yen and an increase in expenses of 416.6 billion yen. Income before income taxes, minority interest and equity in earnings of affiliated companies increased by 332.7 billion yen, or 19.0%, to 2,087.3 billion yen in FY2006 compared with FY2005. Net income increased by 200.9 billion yen, or 17.2%, to 1,372.1 billion yen in FY2006 compared with FY2005.

                                 Consolidated 5

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(2) Cash Flows

         Cash flows from operating activities resulted in an increase in cash by 2,515.4 billion yen in FY2006, mainly due to net income of 1,372.1 billion yen. Net cash provided by operating activities increased by 144.5 billion yen from 2,370.9 billion yen in FY2005. Cash flows from investing activities resulted in a decrease in cash by 3,375.5 billion yen in FY2006, mainly due to the additions to finance receivables of 6,476.9 billion yen. Net cash used in investing activities increased by 314.4 billion yen from 3,061.1 billion yen in FY2005. Cash flows from financing activities resulted in an increase in cash by 876.9 billion yen in FY2006. Net cash provided by financing activities increased by
457.6 billion yen from 419.3 billion yen in FY2005. After consideration of the effect of exchange rate changes, cash and cash equivalents increased by 85.6 billion yen, or 5.8%, to 1,569.3 billion yen at the end of FY2006 compared with the end of FY2005.
         Regarding the consolidated cash flows by segment for FY2006, in non-financial services business, net cash provided by operating activities was 2,022.5 billion yen, net cash used in investing activities was 1,673.5 billion yen and net cash used in financing activities was 313.3 billion yen. Meanwhile, in the financial services business, net cash provided by operating activities was 583.9 billion yen, net cash used in investing activities was 1,813.8 billion yen and net cash provided by financing activities was 1,211.0 billion yen.


2. Consolidated Financial Results for FY2006 by Segment

(1) Segment Operating Results

    Automotive:
         Net revenues for the automotive operations increased by 2,224.6 billion yen, or 13.0%, to 19,338.1 billion yen in FY2006 compared with FY2005, and operating income increased by 241.5 billion yen, or 16.6%, to 1,694.0 billion yen in FY2006 compared with FY2005. The increase in operating income was mainly due to the effects of changes in exchange rates, increases in both production volume and vehicle units sold, and the effects of cost reduction efforts, partially offset by a decrease in the gains recognized on the transfer of the substitutional portion of the employee pension fund to the government and increases in expenses.

    Financial services:
         Net revenues for the financial services operations increased by 215.7 billion yen, or 27.6%, to 996.9 billion yen in FY2006 compared with FY2005, while operating income decreased by 45.0 billion yen, or 22.4%, to 155.8 billion yen in FY2006 compared with FY2005. The decrease in operating income was mainly because of the valuation losses on interest rate swaps stated at fair value in accordance with the Statement of Financial Accounting Standards (FAS) No. 133 (as amended by several guidance including FAS No. 138), as well as the gain in FY2005 to record prior-year adjustments relating to accounting for loan origination costs in accordance with FAS No. 91 by a sales finance subsidiary in the United States of America, despite a steady increase in financing volumes.

    All other:
         Net revenues for all other businesses increased by 160.0 billion yen, or 15.5%, to 1,190.3 billion yen in FY2006 compared with FY2005, and operating income increased by 6.0 billion yen, or 17.8%, to 39.7 billion yen in FY2006 compared with FY2005.

                                 Consolidated 6

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(2) Geographic Information

     Japan:
          Net revenues in Japan increased by 1,107.4 billion yen, or 9.2%, to 13,111.5 billion yen in FY2006 compared with FY2005, and operating income increased by 88.7 billion yen, or 9.0%, to 1,075.9 billion yen in FY2006 compared with FY2005. The increase in operating income was mainly due to the effects of changes in exchange rates and the effects of cost reduction efforts, partially offset by a decrease in the gains recognized on the transfer of the substitutional portion of the employee pension fund to the government and increases in expenses.

     North America:
          Net revenues in North America increased by 1,314.5 billion yen, or 20.6%, to 7,687.9 billion yen in FY2006 compared with FY2005, and operating income increased by 48.1 billion yen, or 10.7%, to 495.6 billion yen in FY2006 compared with FY2005. The increase in operating income was mainly due to solid performance as a result of increases in both local production volume and vehicle units sold, as well as cost reduction efforts.

     Europe:
          Net revenues in Europe increased by 248.0 billion yen, or 10.0%, to 2,727.4 billion yen in FY2006 compared with FY2005, while operating income decreased by 14.6 billion yen, or 13.4%, to 93.9 billion yen in FY2006 compared with FY2005. The decrease in operating income was mainly due to an increase in expenses, partially offset by increases in both local production volume and vehicle units sold.

     Asia:
          Net revenues in Asia increased by 417.4 billion yen, or 25.7%, to 2,042.8 billion yen in the FY2006 compared with FY2005, and operating income increased by 51.7 billion yen, or 55.2%, to 145.5 billion yen in the FY2006 compared with FY2005. The increase in operating income was mainly due to increases in both local production volume and vehicle units sold, which resulted from the favorable sales of IMV series vehicles.

     Other:
          Net revenues in other markets increased by 418.0 billion yen, or 35.3%, to 1,601.7 billion yen in FY2006 compared with FY2005, and operating income increased by 19.8 billion yen, or 41.6%, to 67.2 billion yen in FY2006 compared with FY2005. The increase in operating income was primarily due to increases in local production volumes as well as vehicle units sold, mainly IMV series vehicles.


3. Distribution of Profits for FY2006

         As for the dividends, in addition to the increase in interim dividends declared in November 2005 by 10 yen per share to 35 yen per share, TMC plans to increase the year-end dividends by 15 yen per share to 55 yen per share. As a result, on a full-year basis, the dividends will be 90 yen per share, which is 25 yen higher than in the previous year, and the consolidated dividend payout ratio for FY2006 would be 21.3%.
         On the other hand, during FY2006, TMC repurchased 27 million of its own shares at an aggregate cost of 133,640 million yen.

                                 Consolidated 7

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

4. Forecast of Financial Results for FY2007

         Although we expect gradual growth in the world economy in the future, we face a variety of unstable elements, including concerns about the future American economy and high oil prices worldwide. The Japanese economy is on a recovery trend, but troubling factors such as higher prices for raw materials and fluctuations in exchange rates still remain. In the automobile industry, auto makers from around the world are expanding development of next-generation technologies that address issue of environment, safety, and energy, including the large scale introduction of hybrid vehicles, and competition is expected to become even more intense in the future.
         Under these circumstances, current forecast of financial results for the next fiscal year ending March 2007 is set forth below. This forecast assumes average exchange rates through the fiscal year of 110 yen per US$1 and 135 yen per 1 euro.

         Forecast of consolidated results for FY2007

         Net revenues                                22,300.0 billion yen  (an increase of 6.0% compared with FY2006)
         Operating income                             1,900.0 billion yen  (an increase of 1.2% compared with FY2006)
         Income before income taxes,                  1,970.0 billion yen  (a decrease of 5.6% compared with FY2006)
           minority interest and equity in
           earnings of affiliated
           companies
         Net income                                   1,310.0 billion yen  (a decrease of 4.5% compared with FY2006)

         These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.

         When using forecast of financial results, please refer to the Cautionary Statement with Respect to Forward-Looking Statements in the Financial Summary on the inside cover.

                                 Consolidated 8

                        CONSOLIDATED PRODUCTION AND SALES
   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

1. Production

                                                                                                                      (Units)
-----------------------------------------------------------------------------------------------------------------------------
                                                     FY2006                        FY2005
                                               (April 2005 through          (April 2004 through             Increase
                                                   March 2006)                  March 2005)                (Decrease)
-----------------------------------------------------------------------------------------------------------------------------
                       Japan                                 4,684,956                    4,534,838                 150,118
          -------------------------------------------------------------------------------------------------------------------

                    North America                            1,201,459                    1,156,166                  45,293
          -------------------------------------------------------------------------------------------------------------------

                       Europe                                  622,552                      595,874                  26,678
          -------------------------------------------------------------------------------------------------------------------

Vehicles                Asia                                   835,669                      647,559                 188,110
 (new)    -------------------------------------------------------------------------------------------------------------------

                        Other                                  367,011                      297,539                  69,472
          -------------------------------------------------------------------------------------------------------------------

                   Overseas total                            3,026,691                    2,697,138                 329,553
          -------------------------------------------------------------------------------------------------------------------

                       Total                                 7,711,647                    7,231,976                 479,671
-----------------------------------------------------------------------------------------------------------------------------

             Houses (Japan)                                      5,269                        5,115                     154
-----------------------------------------------------------------------------------------------------------------------------
Note:  The total production of vehicles (new) includes 763,573 units of Daihatsu brand vehicles (including OEM production)
       in FY2006 and 745,745 units in FY2005, and 100,018 units of Hino brand vehicles (including OEM production) in FY2006 and 93,470 units in FY2005 .

2. Sales (by destination)

                                                                                                                      (Units)
-----------------------------------------------------------------------------------------------------------------------------
                                                     FY2006                        FY2005                   Increase
                                               (April 2005 through          (April 2004 through            (Decrease)
                                                   March 2006)                  March 2005)
-----------------------------------------------------------------------------------------------------------------------------
                        Japan                                 2,364,484                    2,381,325                (16,841)
              ---------------------------------------------------------------------------------------------------------------
                                                                                                                    284,911
                     North America                            2,556,050                    2,271,139
              ----------------------------------------------------------------------------------------------------------------
                                                                                                                     43,818
                        Europe                                1,022,781                      978,963
              ----------------------------------------------------------------------------------------------------------------
 Vehicles                                                                                                            47,154
  (new)                  Asia                                   880,661                      833,507
              ----------------------------------------------------------------------------------------------------------------
                                                                                                                    207,143
                         Other                                1,150,587                      943,444
              ----------------------------------------------------------------------------------------------------------------
                                                                                                                    583,026
                    Overseas total                            5,610,079                    5,027,053
              ----------------------------------------------------------------------------------------------------------------
                                                                                                                    566,185
                        Total                                 7,974,563                    7,408,378
              ----------------------------------------------------------------------------------------------------------------
                                                                                                                        242
              Houses (Japan)                                      5,525                        5,283
-----------------------------------------------------------------------------------------------------------------------------
Note:  The total sales of vehicles (new) includes 711,757 units of Daihatsu brand vehicles in FY2006 and 703,497 units in
       FY2005, and 102,474 units of Hino brand vehicles in FY2006 and 95,318 units in FY2005.

                                 Consolidated 9

                     BREAKDOWN OF CONSOLIDATED NET REVENUES
   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

                                                                              (Amounts are rounded to the nearest million yen)
------------------------------------------------------------------------------------------------------------------------------
                                                      FY2006                        FY2005                   Increase
                                                (April 2005 through          (April 2004 through            (Decrease)
                                                    March 2006)                  March 2005)
------------------------------------------------------------------------------------------------------------------------------
      Vehicles                                               16,584,317                   14,803,255               1,781,062
      ------------------------------------------------------------------------------------------------------------------------

      Parts & components for overseas                           298,492                      236,592                  61,900
         production
      ------------------------------------------------------------------------------------------------------------------------

      Parts                                                   1,311,617                    1,091,673                 219,944
      ------------------------------------------------------------------------------------------------------------------------

      Other                                                   1,131,190                      966,895                 164,295
      ------------------------------------------------------------------------------------------------------------------------

 Total Automotive                                            19,325,616                   17,098,415               2,227,201
------------------------------------------------------------------------------------------------------------------------------

 Financial services                                             977,416                      760,664                 216,752
------------------------------------------------------------------------------------------------------------------------------

 Housing                                                        138,103                      136,100                   2,003
------------------------------------------------------------------------------------------------------------------------------

 Telecommunications                                              51,485                       44,661                   6,824
------------------------------------------------------------------------------------------------------------------------------

 Other                                                          544,289                      511,686                  32,603
------------------------------------------------------------------------------------------------------------------------------

 Total                                                       21,036,909                   18,551,526               2,485,383
------------------------------------------------------------------------------------------------------------------------------
 Note:  The amounts represent net revenues to external customers.

                                Consolidated 10

                        CONSOLIDATED STATEMENTS OF INCOME
   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

                                                                              (Amounts are rounded to the nearest million yen)
------------------------------------------------------------------------------------------------------------------------------
                                                                FY2006                    FY2005
                                                          (April 2005 through      (April 2004 through            Increase
                                                              March 2006)              March 2005)               (Decrease)
------------------------------------------------------------------------------------------------------------------------------
Net revenues :                                                     21,036,909                18,551,526           2,485,383
   Sales of products                                               20,059,493                17,790,862           2,268,631
   Financing operations                                               977,416                   760,664             216,752
Costs and expenses :                                               19,158,567                16,879,339           2,279,228
   Cost of products sold                                           16,335,312                14,500,282           1,835,030
   Cost of financing operations                                       609,632                   369,844             239,788
   Selling, general and administrative                              2,213,623                 2,009,213             204,410
Operating income                                                    1,878,342                 1,672,187             206,155
Other income (expense) :                                              209,018                    82,450             126,568
   Interest and dividend income                                        93,970                    67,519              26,451
   Interest expense                                                   (21,601)                  (18,956)             (2,645)
   Foreign exchange gain, net                                          10,789                    21,419             (10,630)
   Other income, net                                                  125,860                    12,468             113,392
Income before income taxes, minority interest and                   2,087,360                 1,754,637             332,723
   equity in earnings of affiliated companies
Provision for income taxes                                            795,153                   657,910             137,243
Income before minority interest and equity in                       1,292,207                 1,096,727             195,480
   earnings of affiliated companies
Minority interest in consolidated subsidiaries                        (84,393)                  (64,938)            (19,455)
Equity in earnings of affiliated companies                            164,366                   139,471              24,895
Net income                                                          1,372,180                 1,171,260             200,920
------------------------------------------------------------------------------------------------------------------------------

                                                                                                                         (Yen)
------------------------------------------------------------------------------------------------------------------------------
Net income per share - Basic                                           421.76                    355.35               66.41

Net income per share - Diluted                                         421.62                    355.28               66.34
------------------------------------------------------------------------------------------------------------------------------

                                Consolidated 11

                           CONSOLIDATED BALANCE SHEETS
   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

                                                                              (Amounts are rounded to the nearest million yen)
------------------------------------------------------------------------------------------------------------------------------
                                                                FY2006                    FY2005                  Increase
                                                        (As of March 31, 2006)    (As of March 31, 2005)         (Decrease)
------------------------------------------------------------------------------------------------------------------------------
                        Assets
Current assets:                                                    10,735,222                 9,440,105           1,295,117
   Cash and cash equivalents                                        1,569,387                 1,483,753              85,634
   Time deposits                                                       50,349                    63,609             (13,260)
   Marketable securities                                              634,879                   543,124              91,755
   Trade accounts and notes receivable,                             1,980,680                 1,813,725             166,955
      less allowance for doubtful accounts
   Finance receivables, net                                         3,497,319                 3,010,135             487,184
   Other receivables                                                  416,336                   355,381              60,955
   Inventories                                                      1,620,975                 1,306,709             314,266
   Deferred income taxes                                              520,494                   475,764              44,730
   Prepaid expenses and other current assets                          444,803                   387,905              56,898
Noncurrent finance receivables, net                                 4,830,216                 3,976,941             853,275
Investments and other assets:                                       6,099,529                 5,122,371             977,158
   Marketable securities and other securities                       3,402,523                 2,704,142             698,381
      investments
   Affiliated companies                                             1,828,369                 1,570,185             258,184
   Employees receivables                                               75,094                    49,538              25,556
   Other                                                              793,543                   798,506              (4,963)
Property, plant and equipment:                                      7,066,628                 5,795,594           1,271,034
   Land                                                             1,215,897                 1,182,768              33,129
   Buildings                                                        3,156,613                 2,935,274             221,339
   Machinery and equipment                                          8,482,832                 7,897,509             585,323
   Vehicles and equipment on operating leases                       2,605,426                 1,828,697             776,729
   Construction in progress                                           397,076                   214,781             182,295
   Less - Accumulated depreciation                                 (8,791,216)               (8,263,435)           (527,781)
------------------------------------------------------------------------------------------------------------------------------
                     Total assets                                  28,731,595                24,335,011           4,396,584
------------------------------------------------------------------------------------------------------------------------------

                                Consolidated 12

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

                                                                                (Amounts are rounded to the nearest million yen)
---------------------------------------------------------------------------------------------------------------------------------
                                                                FY2006                    FY2005                 Increase
                                                        (As of March 31, 2006)    (As of March 31, 2005)        (Decrease)
---------------------------------------------------------------------------------------------------------------------------------
                   Liabilities
Current liabilities:                                               10,028,735                 8,227,206              1,801,529
   Short-term borrowings                                            3,033,019                 2,381,827                651,192
   Current portion of long-term debt                                1,723,888                 1,150,920                572,968
   Accounts payable                                                 2,086,587                 1,856,799                229,788
   Other payables                                                     730,184                   693,041                 37,143
   Accrued expenses                                                 1,464,263                 1,289,373                174,890
   Income taxes payable                                               347,488                   292,835                 54,653
   Other current liabilities                                          643,306                   562,411                 80,895
Long-term liabilities:                                              7,552,831                 6,557,926                994,905
   Long-term debt                                                   5,640,490                 5,014,925                625,565
   Accrued pension and severance costs                                679,918                   646,989                 32,929
   Deferred income taxes                                            1,092,995                   811,670                281,325
   Other long-term liabilities                                        139,428                    84,342                 55,086
                  Total liabilities                                17,581,566                14,785,132              2,796,434

    Minority interest in consolidated subsidiaries                    589,580                   504,929                 84,651

                 Shareholders' equity
   Common stock                                                       397,050                   397,050                      -
   Additional paid-in capital                                         495,250                   495,707                   (457)
   Retained earnings                                               10,459,788                 9,332,176              1,127,612
   Accumulated other comprehensive income (loss)                      437,316                   (80,660)               517,976
   Treasury stock, at cost                                         (1,228,955)               (1,099,323)              (129,632)
              Total shareholders' equity                           10,560,449                 9,044,950              1,515,499
---------------------------------------------------------------------------------------------------------------------------------
      Total liabilities and shareholders' equity                   28,731,595                24,335,011              4,396,584
---------------------------------------------------------------------------------------------------------------------------------

                                Consolidated 13

                           CONSOLIDATED STATEMENTS OF
                              SHAREHOLDERS' EQUITY
   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


(1) FY2006 (April 2005 through March 2006)

                                                                              (Amounts are rounded to the nearest million yen)
-------------------------------------------------------------------------------------------------------------------------------
                                                                                   Accumulated
                                                      Additional                      other        Treasury         Total
                                            Common       paid-in     Retained     comprehensive      stock,     shareholders'
                                             stock       capital     earnings     income (loss)     at cost        equity
-------------------------------------------------------------------------------------------------------------------------------
Balances at March 31, 2005                    397,050      495,707    9,332,176        (80,660)    (1,099,323)       9,044,950
                                          -------------------------------------------------------------------------------------
Issuance during the year                                      (457)                                                       (457)
Comprehensive income:
   Net income                                                         1,372,180                                      1,372,180
   Other comprehensive income
     Foreign currency translation                                                      268,410                         268,410
       adjustments
     Unrealized gains on securities,
       net of reclassification                                                         244,629                         244,629
       adjustments
     Minimum pension liability                                                           4,937                           4,937
       adjustments
   Total comprehensive income                                                                                        1,890,156
Dividends paid                                                         (244,568)                                      (244,568)
Purchase and reissuance of common stock                                                              (129,632)        (129,632)
                                          -------------------------------------------------------------------------------------
Balances at March 31, 2006                    397,050      495,250   10,459,788        437,316     (1,228,955)      10,560,449
-------------------------------------------------------------------------------------------------------------------------------

(2) FY2005 (April 2004 through March 2005)

                                                                              (Amounts are rounded to the nearest million yen)
-------------------------------------------------------------------------------------------------------------------------------
                                                                                   Accumulated
                                                      Additional                      other        Treasury         Total
                                            Common       paid-in     Retained     comprehensive      stock,     shareholders'
                                             stock       capital     earnings     income (loss)     at cost        equity
-------------------------------------------------------------------------------------------------------------------------------
Balances at March 31, 2004                    397,050      495,179    8,326,215       (204,592)      (835,285)       8,178,567
                                          -------------------------------------------------------------------------------------
Issuance during the year                                       528                                                         528
Comprehensive income:
   Net income                                                         1,171,260                                      1,171,260
   Other comprehensive income
     Foreign currency translation                                                       75,697                          75,697
       adjustments
     Unrealized gains on securities,
       net of reclassification                                                          38,455                          38,455
       adjustments
     Minimum pension liability                                                           9,780                           9,780
       adjustments
   Total comprehensive income                                                                                        1,295,192
Dividends paid                                                         (165,299)                                      (165,299)
Purchase and reissuance of common stock                                                              (264,038)        (264,038)
                                          -------------------------------------------------------------------------------------
Balances at March 31, 2005                    397,050      495,707    9,332,176        (80,660)    (1,099,323)       9,044,950
-------------------------------------------------------------------------------------------------------------------------------

                                Consolidated 14

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

                                                                              (Amounts are rounded to the nearest million yen)
-------------------------------------------------------------------------------------------------------------------------------
                                                                                 FY2006                       FY2005
                                                                           (April 2005 through         (April 2004 through
                                                                               March 2006)                 March 2005)
-------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities :
   Net income                                                                          1,372,180                   1,171,260
   Adjustments to reconcile net income to net cash provided by operating activities
      Depreciation                                                                     1,211,178                     997,713
      Provision for doubtful accounts and credit losses                                   62,646                      63,154
      Pension and severance costs, less payments                                          23,860                     (52,933)
      Loss on disposal of fixed assets                                                    54,981                      49,159
      Unrealized losses on available-for-sale securities, net                              4,163                       2,324
      Deferred income taxes                                                               33,262                      84,711
      Minority interest in consolidated subsidiaries                                      84,393                      64,938
      Equity in earnings of affiliated companies                                        (164,366)                   (139,471)
      Changes in operating assets and liabilities and other                             (166,817)                    130,085
-------------------------------------------------------------------------------------------------------------------------------
                            Net cash provided by operating activities                  2,515,480                   2,370,940
-------------------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities :
      Additions to finance receivables                                                (6,476,979)                 (5,594,375)
      Collection of and proceeds from sales of finance receivables                     5,718,130                   4,674,919
      Additions to fixed assets excluding equipment leased to others                  (1,523,459)                 (1,068,287)
      Additions to equipment leased to others                                         (1,247,781)                   (854,953)
      Proceeds from sales of fixed assets excluding equipment                             89,578                      69,396
       leased to others
      Proceeds from sales of equipment leased to others                                  410,683                     316,456
      Purchases of marketable securities and security investments                       (957,296)                 (1,165,791)
      Proceeds from sales of and maturity of marketable securities                       691,032                     573,943
       and security investments
      Payment for additional investments in affiliated companies,                         (1,802)                       (901)
       net of cash acquired
      Changes in investments and other assets and other                                  (77,606)                    (11,603)
-------------------------------------------------------------------------------------------------------------------------------
                                Net cash used in investing activities                 (3,375,500)                 (3,061,196)
-------------------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities :
      Purchase of common stock                                                          (129,629)                   (264,106)
      Proceeds from issuance of long-term debt                                         1,928,788                   1,863,710
      Payments of long-term debt                                                      (1,187,506)                 (1,155,223)
      Increase in short-term borrowings                                                  509,826                     140,302
      Dividends paid                                                                    (244,568)                   (165,299)
-------------------------------------------------------------------------------------------------------------------------------
                            Net cash provided by financing activities                    876,911                     419,384
-------------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents                              68,743                      24,849
-------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                      85,634                    (246,023)
-------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of year                                         1,483,753                   1,729,776
-------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                               1,569,387                   1,483,753
-------------------------------------------------------------------------------------------------------------------------------
 Note:  In the Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, bank deposits that can be withdrawn at any time and short-term investments that can be converted into cash at any time and carry minimal risk of change in value.

                                Consolidated 15

                               SEGMENT INFORMATION
   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

1. Segment Operating Results and Assets

(1) FY2006 (April 2005 through March 2006)

                                                                              (Amounts are rounded to the nearest million yen)
-------------------------------------------------------------------------------------------------------------------------------
                                                                                           Intersegment
                                                                                        Elimination and/or
                                                                                           Unallocated
                                  Automotive      Financial Services      All Other          Amount            Consolidated
-------------------------------------------------------------------------------------------------------------------------------
  Net revenues:
  (1) Sales to external             19,325,616             977,416             733,877                  -         21,036,909
       customers
  (2) Intersegment sales                12,528              19,493             456,414           (488,435)                 -
       and transfers
          Total                     19,338,144             996,909           1,190,291           (488,435)        21,036,909
-------------------------------------------------------------------------------------------------------------------------------
  Operating expenses                17,644,099             841,092           1,150,543           (477,167)        19,158,567
-------------------------------------------------------------------------------------------------------------------------------
  Operating income                   1,694,045             155,817              39,748            (11,268)         1,878,342
===============================================================================================================================
  Assets                            12,354,827          11,613,508           1,191,261          3,571,999         28,731,595
-------------------------------------------------------------------------------------------------------------------------------
  Investment in equity               1,459,556             287,326                   -             73,835          1,820,717
    method investees
-------------------------------------------------------------------------------------------------------------------------------
  Depreciation expenses                880,360             301,734              29,084                  -          1,211,178
-------------------------------------------------------------------------------------------------------------------------------
  Capital expenditure                1,615,814           1,110,191              45,282                (47)         2,771,240
-------------------------------------------------------------------------------------------------------------------------------


(2) FY2005 (April 2004 through March 2005)

                                                                              (Amounts are rounded to the nearest million yen)
-------------------------------------------------------------------------------------------------------------------------------
                                                                                           Intersegment
                                                                                        Elimination and/or
                                                                                           Unallocated
                                  Automotive      Financial Services      All Other          Amount            Consolidated
-------------------------------------------------------------------------------------------------------------------------------
  Net revenues:
  (1) Sales to external             17,098,415             760,664             692,447                  -         18,551,526
       customers
  (2) Intersegment sales                15,120              20,597             337,873           (373,590)                 -
       and transfers
          Total                     17,113,535             781,261           1,030,320           (373,590)        18,551,526
-------------------------------------------------------------------------------------------------------------------------------
  Operating expenses                15,661,000             580,408             996,577           (358,646)        16,879,339
-------------------------------------------------------------------------------------------------------------------------------
  Operating income                   1,452,535             200,853              33,743            (14,944)         1,672,187
===============================================================================================================================
  Assets                            11,141,197           9,487,248           1,025,517          2,681,049         24,335,011
-------------------------------------------------------------------------------------------------------------------------------
  Investment in equity               1,271,044             215,642                   -             75,746          1,562,432
    method investees
-------------------------------------------------------------------------------------------------------------------------------
  Depreciation expenses                754,339             220,584              22,790                  -            997,713
-------------------------------------------------------------------------------------------------------------------------------
  Capital expenditure                1,161,757             726,777              50,555            (15,849)         1,923,240
-------------------------------------------------------------------------------------------------------------------------------
 Note:  Unallocated corporate assets included under "Intersegment Elimination and/or Unallocated Amount" for
        FY2006 and FY2005 are 4,231,148 million yen and 3,308,055 million yen, respectively, and consist primarily of funds such as cash and cash equivalents, marketable securities and portion security investments held by TMC.

                                Consolidated 16

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

2. Consolidated Financial Statements as Classified into Non-Financial Services Business and Financial Services Business

(1) Consolidated Statements of Income as Classified into Non-Financial Services Business and Financial Services Business

                                                                               (Amounts are rounded to the nearest million yen)
-------------------------------------------------------------------------------------------------------------------------------
                                                              FY2006                    FY2005                  Increase
                                                        (April 2005 through      (April 2004 through           (Decrease)
                                                            March 2006)              March 2005)
-------------------------------------------------------------------------------------------------------------------------------
             (Non-financial services)
  Net revenues                                                    20,068,284                17,800,357             2,267,927
  Costs and expenses:                                             18,328,868                16,310,540             2,018,328
     Cost of revenues                                             16,335,340                14,497,252             1,838,088
     Selling, general and administrative                           1,993,528                 1,813,288               180,240
  Operating income                                                 1,739,416                 1,489,817               249,599
  Other income, net                                                  201,978                    68,736               133,242
  Income before income taxes,
    minority interest and equity in earnings
    of affiliated companies                                        1,941,394                 1,558,553               382,841
  Provision for income taxes                                         736,909                   578,709               158,200
  Income before minority interest and equity in                    1,204,485                   979,844               224,641
    earnings of affiliated companies
  Minority interest in consolidated subsidiaries                     (82,401)                  (63,952)              (18,449)
  Equity in earnings of affiliated companies                         142,139                   131,849                10,290
  Net income                                                       1,264,223                 1,047,741               216,482
-------------------------------------------------------------------------------------------------------------------------------
               (Financial services)
  Net revenues                                                       996,909                   781,261               215,648
  Costs and expenses:                                                841,092                   580,408               260,684
     Cost of revenues                                                613,563                   376,150               237,413
     Selling, general and administrative                             227,529                   204,258                23,271
  Operating income                                                   155,817                   200,853               (45,036)
  Other expenses, net                                                 (9,859)                   (4,764)               (5,095)
  Income before income taxes, minority interest
    and equity in earnings of                                        145,958                   196,089               (50,131)
    affiliated companies
  Provision for income taxes                                          58,241                    78,748               (20,507)
  Income before minority interest and equity in                       87,717                   117,341               (29,624)
    earnings of affiliated companies
  Minority interest in consolidated subsidiaries                      (1,992)                     (988)               (1,004)
  Equity in earnings of affiliated companies                          22,227                     7,622                14,605
  Net income                                                         107,952                   123,975               (16,023)
-------------------------------------------------------------------------------------------------------------------------------
                   (Elimination)
  Elimination of net income                                                5                      (456)                  461
-------------------------------------------------------------------------------------------------------------------------------
                  (Consolidated)
  Net income                                                       1,372,180                 1,171,260               200,920
-------------------------------------------------------------------------------------------------------------------------------

                                Consolidated 17

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


(2) Consolidated Balance Sheets as Classified into Non-Financial Services Business and Financial Services Business

                                                                              (Amounts are rounded to the nearest million yen)
-------------------------------------------------------------------------------------------------------------------------------
                                                               FY2006                    FY2005               Increase
                                                       (As of March 31, 2006)    (As of March 31, 2005)      (Decrease)
-------------------------------------------------------------------------------------------------------------------------------
                      Assets
             (Non-financial services)
  Current assets:                                                   7,154,653                6,401,152               753,501
      Cash and cash equivalents                                     1,418,022                1,324,126                93,896
      Time deposits                                                    14,024                    8,006                 6,018
      Marketable securities                                           633,036                  541,785                91,251
      Trade accounts and notes receivable,                          2,002,577                1,837,539               165,038
         less allowance for doubtful accounts
      Inventories                                                   1,620,975                1,306,709               314,266
      Prepaid expenses and other current assets                     1,466,019                1,382,987                83,032

  Investments and other assets                                      5,702,376                4,804,843               897,533
  Property, plant and equipment                                     5,207,760                4,579,052               628,708
-------------------------------------------------------------------------------------------------------------------------------
                       Total                                       18,064,789               15,785,047             2,279,742
-------------------------------------------------------------------------------------------------------------------------------
               (Financial services)
  Current assets:                                                   4,361,374                3,836,650               524,724
      Cash and cash equivalents                                       151,365                  159,627                (8,262)
      Time deposits                                                    36,325                   55,603               (19,278)
      Marketable securities                                             1,843                    1,339                   504
      Finance receivables, net                                      3,497,319                3,010,135               487,184
      Prepaid expenses and other current assets                       674,522                  609,946                64,576

  Noncurrent finance receivables, net                               4,830,216                3,976,941               853,275
  Investments and other assets                                        563,050                  457,115               105,935
  Property, plant and equipment                                     1,858,868                1,216,542               642,326
-------------------------------------------------------------------------------------------------------------------------------
                       Total                                       11,613,508                9,487,248             2,126,260
-------------------------------------------------------------------------------------------------------------------------------
                   (Elimination)
               Elimination of assets                                 (946,702)                (937,284)               (9,418)
-------------------------------------------------------------------------------------------------------------------------------
                  (Consolidated)
                   Total assets                                    28,731,595               24,335,011             4,396,584
-------------------------------------------------------------------------------------------------------------------------------
 Note:  Assets in the non-financial services include unallocated corporate assets.

                                Consolidated 18

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

                                                                              (Amounts are rounded to the nearest million yen)
-------------------------------------------------------------------------------------------------------------------------------
                                                               FY2006                    FY2005               Increase
                                                       (As of March 31, 2006)    (As of March 31, 2005)      (Decrease)
-------------------------------------------------------------------------------------------------------------------------------
                    Liabilities
             (Non-financial services)
  Current liabilities:                                              5,774,891                5,139,351               635,540
      Short-term borrowings                                           797,969                  713,474                84,495
      Current portion of long-term debt                                68,299                   60,092                 8,207
      Accounts payable                                              2,084,399                1,847,036               237,363
      Accrued expenses                                              1,357,335                1,200,122               157,213
      Income taxes payable                                            328,360                  263,291                65,069
      Other current liabilities                                     1,138,529                1,055,336                83,193

  Long-term liabilities:                                            2,230,611                1,957,404               273,207
      Long-term debt                                                  730,072                  747,911               (17,839)
      Accrued pension and severance costs                             676,999                  645,308                31,691
      Other long-term liabilities                                     823,540                  564,185               259,355
                       Total                                        8,005,502                7,096,755               908,747
-------------------------------------------------------------------------------------------------------------------------------
               (Financial services)
  Current liabilities:                                              5,040,058                3,789,503             1,250,555
      Short-term borrowings                                         2,932,799                2,269,197               663,602
      Current portion of long-term debt                             1,662,589                1,092,328               570,261
      Accounts payable                                                  9,273                   15,542                (6,269)
      Accrued expenses                                                111,133                   93,042                18,091
      Income taxes payable                                             19,128                   29,544               (10,416)
      Other current liabilities                                       305,136                  289,850                15,286

  Long-term liabilities:                                            5,483,284                4,836,755               646,529
      Long-term debt                                                5,071,482                4,503,247               568,235
      Accrued pension and severance costs                               2,919                    1,681                 1,238
      Other long-term liabilities                                     408,883                  331,827                77,056
                       Total                                       10,523,342                8,626,258             1,897,084
-------------------------------------------------------------------------------------------------------------------------------
                   (Elimination)
            Elimination of liabilities                               (947,278)                (937,881)               (9,397)
                  (Consolidated)
                 Total liabilities                                 17,581,566               14,785,132             2,796,434
-------------------------------------------------------------------------------------------------------------------------------
                  (Consolidated)
         Minority interest in consolidated                            589,580                  504,929                84,651
                   subsidiaries
-------------------------------------------------------------------------------------------------------------------------------
               Shareholders' equity
                  (Consolidated)
  Common stock                                                        397,050                  397,050                     -
  Additional paid-in capital                                          495,250                  495,707                  (457)
  Retained earnings                                                10,459,788                9,332,176             1,127,612
  Accumulated other                                                   437,316                  (80,660)              517,976
    comprehensive income (loss)
  Treasury stock, at cost                                          (1,228,955)              (1,099,323)             (129,632)
            Total shareholders' equity                             10,560,449                9,044,950             1,515,499
-------------------------------------------------------------------------------------------------------------------------------
                  (Consolidated)
    Total liabilities and shareholders' equity                     28,731,595               24,335,011             4,396,584
-------------------------------------------------------------------------------------------------------------------------------

                                Consolidated 19

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(3) Consolidated Statements of Cash Flows as Classified into Non-Financial Services Business and Financial Services Business

                                                                             (Amounts are rounded to the nearest million yen)
------------------------------------------------------------------------------------------------------------------------------
                                                                                    FY2006                    FY2005
                                                                             (April 2005 through       (April 2004 through
                                                                                 March 2006)               March 2005)
------------------------------------------------------------------------------------------------------------------------------
                        (Non-financial services)

  Cash flows from operating activities:
   Net income                                                                           1,264,223                 1,047,741
   Adjustments to reconcile net income to net cash provided by operating activities
      Depreciation                                                                        909,444                   777,129
      Provision for doubtful accounts and credit losses                                    10,361                    15,752
      Pension and severance costs, less payments                                           22,664                   (53,401)
      Loss on disposal of fixed assets                                                     54,614                    48,334
      Unrealized losses on available-for-sale securities, net                               4,163                     2,324
      Deferred income taxes                                                                31,370                    29,398
      Minority interest in consolidated subsidiaries                                       82,401                    63,952
      Equity in earnings of affiliated companies                                         (142,139)                 (131,849)
      Changes in operating assets and liabilities and other                              (214,507)                  (97,535)
------------------------------------------------------------------------------------------------------------------------------
                                Net cash provided by operating activities               2,022,594                 1,701,845
------------------------------------------------------------------------------------------------------------------------------

  Cash flows from investing activities:
      Additions to fixed assets excluding equipment leased to others                   (1,516,658)               (1,049,572)
      Additions to equipment leased to others                                            (144,391)                 (146,891)
      Proceeds from sales of fixed assets excluding equipment leased to others             81,950                    60,034
      Proceeds from sales of equipment leased to others                                   112,692                    84,450
      Purchases of marketable securities and security investments                        (764,016)               (1,053,417)
      Proceeds from sales of and maturity of marketable securities and                    561,948                   471,614
       security investments
      Payment for additional investments in affiliated companies, net of                   (1,802)                     (901)
       cash acquired
      Changes in investments and other assets and other                                    (3,292)                   84,979
------------------------------------------------------------------------------------------------------------------------------
                                    Net cash used in investing activities              (1,673,569)               (1,549,704)
------------------------------------------------------------------------------------------------------------------------------

  Cash flows from financing activities:
      Purchase of common stock                                                           (129,629)                 (264,106)
      Proceeds from issuance of long-term debt                                             33,904                    27,363
      Payments of long-term debt                                                          (59,778)                  (59,689)
      Decrease in short-term borrowings                                                    86,731                       564
      Dividends paid                                                                     (244,568)                 (165,299)
      Other                                                                                     -                    (7,000)
------------------------------------------------------------------------------------------------------------------------------
                                    Net cash used in financing activities                (313,340)                 (468,167)
------------------------------------------------------------------------------------------------------------------------------
  Effect of exchange rate changes on cash and cash equivalents                             58,211                    21,276
------------------------------------------------------------------------------------------------------------------------------
  Net increase (decrease) in cash and cash equivalents                                     93,896                  (294,750)
------------------------------------------------------------------------------------------------------------------------------
  Cash and cash equivalents at beginning of year                                        1,324,126                 1,618,876
------------------------------------------------------------------------------------------------------------------------------
  Cash and cash equivalents at end of year                                              1,418,022                 1,324,126
------------------------------------------------------------------------------------------------------------------------------

                                Consolidated 20

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

                                                                             (Amounts are rounded to the nearest million yen)
------------------------------------------------------------------------------------------------------------------------------
                                                                                    FY2006                    FY2005
                                                                             (April 2005 through       (April 2004 through
                                                                                 March 2006)               March 2005)
------------------------------------------------------------------------------------------------------------------------------
                         (Financial services)

  Cash flows from operating activities:
   Net income                                                                             107,952                   123,975
   Adjustments to reconcile net income to net cash provided by operating activities
      Depreciation                                                                        301,734                   220,584
      Provision for doubtful accounts and credit losses                                    52,285                    47,402
      Pension and severance costs, less payments                                            1,196                       468
      Loss on disposal of fixed assets                                                        367                       825
      Deferred income taxes                                                                 1,889                    54,860
      Minority interest in consolidated subsidiaries                                        1,992                       988
      Equity in earnings of affiliated companies                                          (22,227)                   (7,622)
      Changes in operating assets and liabilities and other                               138,766                   203,762
------------------------------------------------------------------------------------------------------------------------------
                                Net cash provided by operating activities                 583,954                   645,242
------------------------------------------------------------------------------------------------------------------------------

  Cash flows from investing activities:
      Additions to finance receivables                                                (11,407,390)               (9,562,203)
      Collection of and proceeds from sales of finance receivables                     10,545,425                 8,586,796
      Additions to fixed assets excluding equipment leased to others                       (6,801)                  (18,715)
      Additions to equipment leased to others                                          (1,103,390)                 (708,062)
      Proceeds from sales of fixed assets excluding equipment leased to                     7,628                     9,362
       others
      Proceeds from sales of equipment leased to others                                   297,991                   232,006
      Purchases of marketable securities and security investments                        (193,280)                 (112,374)
      Proceeds from sales of and maturity of marketable securities and                    129,084                   102,329
       security investments
      Changes in investments and other assets and other                                   (83,104)                  (16,485)
------------------------------------------------------------------------------------------------------------------------------
                                    Net cash used in investing activities              (1,813,837)               (1,487,346)
------------------------------------------------------------------------------------------------------------------------------

  Cash flows from financing activities:
      Proceeds from issuance of long-term debt                                          1,930,823                 1,862,012
      Payments of long-term debt                                                       (1,233,336)               (1,160,710)
      Increase in short-term borrowings                                                   513,602                   178,956
      Other                                                                                     -                     7,000
------------------------------------------------------------------------------------------------------------------------------
                                Net cash provided by financing activities               1,211,089                   887,258
------------------------------------------------------------------------------------------------------------------------------
  Effect of exchange rate changes on cash and cash equivalents                             10,532                     3,573
------------------------------------------------------------------------------------------------------------------------------
  Net increase (decrease) in cash and cash equivalents                                     (8,262)                   48,727
------------------------------------------------------------------------------------------------------------------------------
  Cash and cash equivalents at beginning of year                                          159,627                   110,900
------------------------------------------------------------------------------------------------------------------------------
  Cash and cash equivalents at end of year                                                151,365                   159,627
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
                            (Consolidated)
  Effect of exchange rate changes on cash and cash equivalents                             68,743                    24,849
------------------------------------------------------------------------------------------------------------------------------
  Net increase (decrease) in cash and cash equivalents                                     85,634                  (246,023)
------------------------------------------------------------------------------------------------------------------------------
  Cash and cash equivalents at beginning of year                                        1,483,753                 1,729,776
------------------------------------------------------------------------------------------------------------------------------
  Cash and cash equivalents at end of year                                              1,569,387                 1,483,753
------------------------------------------------------------------------------------------------------------------------------
 Note:  In the Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, bank deposits that can be withdrawn at any time and short-term investments that can be converted into cash at any time and carry minimal risk of change in value.

                                Consolidated 21

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

3. Geographic Information

(1) FY2006 (April 2005 through March 2006)

                                                                                  (Amounts are rounded to the nearest million yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                       Intersegment
                                                                                                       Elimination
                                                                                                          and/or
                                                                                                       Unallocated
                             Japan      North America      Europe           Asia          Other           Amount      Consolidated
------------------------------------------------------------------------------------------------------------------------------------
  Net revenues:
  (1) Sales to
       external
       customers            7,735,109      7,455,818       2,574,014      1,836,855      1,435,113               -     21,036,909
  (2) Intersegment
       sales and            5,376,348        232,124         153,395        205,951        166,623      (6,134,441)             -
       transfers
        Total              13,111,457      7,687,942       2,727,409      2,042,806      1,601,736      (6,134,441)    21,036,909
------------------------------------------------------------------------------------------------------------------------------------
  Operating expenses       12,035,567      7,192,304       2,633,462      1,897,260      1,534,546      (6,134,572)    19,158,567
------------------------------------------------------------------------------------------------------------------------------------
  Operating income          1,075,890        495,638          93,947        145,546         67,190             131     1,878,342
====================================================================================================================================
  Assets                   12,177,125      9,199,818       2,471,258      1,255,350      1,299,072       2,328,972     28,731,595
------------------------------------------------------------------------------------------------------------------------------------


(2) FY2005 (April 2004 through March 2005)

                                                                                  (Amounts are rounded to the nearest million yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                       Intersegment
                                                                                                       Elimination
                                                                                                          and/or
                                                                                                       Unallocated
                             Japan      North America      Europe           Asia          Other           Amount      Consolidated
------------------------------------------------------------------------------------------------------------------------------------
  Net revenues:
  (1) Sales to
       external
       customers            7,408,136      6,187,624       2,305,450      1,572,113      1,078,203               -     18,551,526
  (2) Intersegment
       sales and            4,596,019        185,829         173,977         53,309        105,499      (5,114,633)             -
       transfers
        Total              12,004,155      6,373,453       2,479,427      1,625,422      1,183,702      (5,114,633)    18,551,526
------------------------------------------------------------------------------------------------------------------------------------
  Operating expenses       11,016,913      5,925,894       2,370,886      1,531,650      1,136,248      (5,102,252)    16,879,339
------------------------------------------------------------------------------------------------------------------------------------
  Operating income            987,242        447,559         108,541         93,772         47,454         (12,381)     1,672,187
====================================================================================================================================
  Assets                   10,740,796      7,738,898       2,242,566        945,635        998,172       1,668,944     24,335,011
------------------------------------------------------------------------------------------------------------------------------------
 Note:  Unallocated corporate assets included under "Intersegment Elimination and/or Unallocated Amount" for
        FY2006 and FY2005 are 4,231,148 million yen, 3,308,055 million yen, respectively, and consist primarily of funds such as cash and cash equivalents, marketable securities and portion of security investments held by TMC.

                                Consolidated 22

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

4. Overseas Sales

(1) FY2006 (April 2005 through March 2006)

                                                                                  (Amounts are rounded to the nearest million yen)
------------------------------------------------------------------------------------------------------------------------------------
                               North America            Europe                Asia                Other               Total
------------------------------------------------------------------------------------------------------------------------------------
  Overseas sales                     7,687,738            2,607,819            2,005,777           2,721,981           15,023,315
------------------------------------------------------------------------------------------------------------------------------------
  Consolidated sales                         -                    -                    -                   -           21,036,909
------------------------------------------------------------------------------------------------------------------------------------
  Ratio of overseas                          %                    %                    %                   %                    %
    sales
    to consolidated sales                 36.6                 12.4                  9.5                12.9                 71.4
------------------------------------------------------------------------------------------------------------------------------------

(2) FY2005 (April 2004 through March 2005)

                                                                                  (Amounts are rounded to the nearest million yen)
------------------------------------------------------------------------------------------------------------------------------------
                               North America            Europe                Asia                Other                Total
------------------------------------------------------------------------------------------------------------------------------------
  Overseas sales                     6,374,235            2,365,525            1,776,554            2,089,210          12,605,524
------------------------------------------------------------------------------------------------------------------------------------
  Consolidated sales                         -                    -                    -                    -          18,551,526
------------------------------------------------------------------------------------------------------------------------------------
  Ratio of overseas                          %                    %                    %                    %                   %
    sales to
    consolidated sales                    34.4                 12.8                  9.6                 11.2                68.0
------------------------------------------------------------------------------------------------------------------------------------

                                Consolidated 23

                       UNCONSOLIDATED STATEMENTS OF INCOME
   (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

                                                       (Million yen; amounts less than one million yen are omitted)
--------------------------------------------------------------------------------------------------------------------
                                                         FY2006                 FY2005
                                                   (April 2005 through   (April 2004 through         Increase
                                                       March 2006)           March 2005)            (Decrease)
--------------------------------------------------------------------------------------------------------------------
Net sales                                                  10,191,838              9,218,386              973,452
Cost of sales                                               8,248,627              7,506,044              742,583
Selling, general and administrative expenses                1,095,212              1,010,951               84,261
      Operating income                                        847,998                701,390              146,608
Non-operating income                                          342,165                273,440               68,725
      Interest income                                          18,686                 15,765                2,921
      Dividend income                                         228,670                152,083               76,587
      Other non-operating income                               94,808                105,591              (10,783)
Non-operating expenses                                         85,382                118,598              (33,216)
      Interest expenses                                        10,715                 10,729                  (14)
      Other non-operating expenses                             74,666                107,869              (33,203)
      Ordinary income                                       1,104,781                856,231              248,550
Extraordinary losses                                                -                 24,996              (24,996)
      Impairment losses                                             -                 24,996              (24,996)
      Income before income taxes                            1,104,781                831,235              273,546
      Income taxes - current                                  354,100                281,700               72,400
      Income taxes - deferred                                 (15,279)                20,205              (35,484)
      Net income                                              765,961                529,329              236,632
      Unappropriated retained earnings brought
      forward                                                 512,778                497,867               14,911
      Loss on sales of treasury stock                             388                    184                  204
      Interim cash dividends                                  113,844                 82,049               31,795
      Unappropriated retained earnings
      at end of year                                        1,164,506                944,962              219,544
--------------------------------------------------------------------------------------------------------------------

                                Unconsolidated 1

           PROPOSED APPROPRIATION OF UNCONSOLIDATED RETAINED EARNINGS
   (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

                            (Million yen except 'per share' amounts; amounts less than one million yen are omitted)
--------------------------------------------------------------------------------------------------------------------
                                                                FY2006                          FY2005
--------------------------------------------------------------------------------------------------------------------
Unappropriated retained earnings at end of year              1,164,506                         944,962
Reversal of reserve for losses on overseas                          33                              55
investments
Reversal of reserve for reduction of acquisition                    24                              -
cost of fixed assets
Total                                                        1,164,564                          945,018

The proposed appropriation is as follows:

Cash dividends                                                  178,296                         130,723

                                                          (JPY55 per share)                (JPY40 per share)

Bonuses to directors                                               676                             614
Bonuses to corporate auditors                                       51                              51
Reserve for special depreciation                                   830                             739
Reserve for reduction of acquisition cost of                        -                              111
fixed assets
General reserve                                                400,000                         300,000
Unappropriated retained earnings to be carried                 584,710                         512,778
forward
--------------------------------------------------------------------------------------------------------------------
 Note:An interim dividend of JPY35 per share was paid on November 25, 2005, to shareholders (including the beneficial shareholders notified by Japanese Securities Depository Center) or registered pledgees, listed on the shareholders'
      record as of September 30, 2005.  Total interim dividends paid were in amount of 113,844 million yen.

                                Unconsolidated 2

                          UNCONSOLIDATED BALANCE SHEETS
   (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

                                                         (Million yen; amounts less than one million yen are omitted)
----------------------------------------------------------------------------------------------------------------------
                                                        FY2006                  FY2005                     Increase
                                                 (As of March 31,2006)   (As of March 31,2005)            (Decrease)
----------------------------------------------------------------------------------------------------------------------
                    Assets
Current assets                                               3,795,723               3,453,441               342,282
      Cash and deposits                                        107,674                  60,275                47,399
      Trade accounts receivable                              1,206,641               1,088,735               117,906
      Marketable securities                                    922,033                 870,735                51,298
      Finished goods                                           147,413                 116,864                30,549
      Raw materials                                             27,336                  14,747                12,589
      Work in process                                          109,970                  82,069                27,901
      Supplies                                                   8,177                   8,091                    86
      Short-term loans                                         476,766                 511,757               (34,991)
      Deferred income taxes                                    259,372                 248,110                11,262
      Other                                                    536,835                 459,153                77,682
      Less: allowance for doubtful accounts                     (6,500)                 (7,100)                  600

Fixed assets                                                 6,113,286               5,617,550               495,736
    Property, plant and equipment                            1,279,608               1,258,835                20,773
      Buildings                                                377,018                 371,515                 5,503
      Structures                                                40,401                  41,537                (1,136)
      Machinery and equipment                                  291,186                 314,168               (22,982)
      Vehicle and delivery equipment                            13,663                  16,109                (2,446)
      Tools, furniture and fixtures                             88,795                  83,012                 5,783
      Land                                                     385,886                 388,658                (2,772)
      Construction in progress                                  82,656                  43,834                38,822

  Investments and other assets                               4,833,678               4,358,714               474,964
    Investments in securities                                2,314,903               1,817,556               497,347
    Investments in subsidiaries and affiliates               1,945,521               1,931,634                13,887
    Long-term loans                                            476,422                 362,951               113,471
    Deferred income taxes                                            -                 129,571              (129,571)
    Other                                                      127,430                 140,600               (13,170)
    Less: allowance for doubtful accounts                      (30,600)                (23,600)               (7,000)
----------------------------------------------------------------------------------------------------------------------
                 Total assets                                9,909,010               9,070,991               838,019
----------------------------------------------------------------------------------------------------------------------

                                Unconsolidated 3

   (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

                                                         (Million yen; amounts less than one million yen are omitted)
----------------------------------------------------------------------------------------------------------------------
                                                        FY2006                  FY2005                Increase
                                                 (As of March 31,2006)   (As of March 31,2005)       (Decrease)
----------------------------------------------------------------------------------------------------------------------
                 Liabilities
Current liabilities                                         2,379,900               2,180,374               199,526
      Trade notes payable                                       1,117                   1,375                  (258)
      Trade accounts payable                                1,044,613                 909,108               135,505
      Current portion of bonds                                      -                     600                  (600)
      Other payables                                          393,585                 401,464                (7,879)
      Income taxes payable                                    218,256                 144,730                73,526
      Accrued expenses                                        491,032                 443,165                47,867
      Deposits received                                       207,254                 250,648               (43,394)
      Allowance for EXPO 2005 Aichi                                 -                      67                   (67)
      Other                                                    24,040                  29,214                (5,174)

Long-term liabilities                                         842,213                 832,806                 9,407
      Bonds                                                   500,000                 500,000                     -
      Allowance for retirement benefits                       288,961                 289,694                  (733)
      Deferred income taxes                                    24,798                       -                24,798
      Other                                                    28,454                  43,111               (14,657)
                            Total liabilities               3,222,114               3,013,181               208,933

            Shareholders' equity
Common stock                                                  397,049                 397,049                     -
Capital surplus                                               416,970                 416,970                     -
      Capital reserve                                         416,970                 416,970                     -
Retained earnings                                           6,614,868               6,094,528               520,340
     Legal reserve                                             99,454                  99,454                     -
     Reserve for losses on overseas                               197                     252                   (55)
     investments
     Reserve for special depreciation                           3,196                   2,457                   739
     Reserve for reduction of acquisition                       6,586                   6,475                   111
     cost of fixed assets
     General reserve                                        5,340,926               5,040,926               300,000
     Unappropriated retained earnings at end                1,164,506                 944,962               219,544
     of year
Net unrealized gains on other securities                      518,155                 279,780               238,375
Less: treasury stock                                       (1,260,148)             (1,130,519)             (129,629)
                   Total shareholders' equity               6,686,895               6,057,810               629,085
----------------------------------------------------------------------------------------------------------------------
  Total liabilities and shareholders' equity                9,909,010               9,070,991               838,019
----------------------------------------------------------------------------------------------------------------------

                                Unconsolidated 4